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16022205

SEC
Mail Processing
Section
JUL 20 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/15 (MM/DD/YY) AND ENDING 05/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 Peachtree Road, NE, Suite 1000
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas J. McCartney — 404-835-1006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert
(Name – *if individual, state last, first, middle name*)

1075 Peachtree Street, Suite 2200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 JUL 20 PM 1:31
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, VRA Partners, LLC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director, CFO

Title


STEPHANIE LOCKE
NOTARY
PUBLIC
COBB COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



VRA Partners, LLC

Financial Statements
and Supplementary Information

As of and for the Year Ended May 31, 2016
and Report of Independent Registered
Public Accounting Firm

VRA Partners, LLC

Table of Contents
May 31, 2016



Report of Independent Registered Public Accounting Firm

The Members of
VRA Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of VRA Partners, LLC (the "Company") as of May 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Atlanta, Georgia
July 14, 2016

VRA Partners, LLC

Statement of Financial Condition
May 31, 2016

		2016
Assets		
Cash	$	2,904,399
Accounts receivable		167,935
Prepaid expenses and other assets		36,752
Deposits		21,892
Note receivable		200,000
Property, furniture and equipment, net		56,722
Total assets	$	3,387,700
Liabilities and members' equity		
Liabilities		
Accounts payable	$	14,129
Accrued expenses		34,028
Deferred revenue		510,000
Deferred rent		176,847
Total liabilities	$	735,004
Members' equity		
Series A contingently redeemable preferred units (no par value; 120 units authorized, 0 units issued and outstanding, respectively)		-
Common units, no par value; 685,750 units authorized, 685,750 units issued and outstanding		537,250
Retained earnings		2,115,446
Total members' equity		2,652,696
Total liabilities and members' equity	$	3,387,700

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statement of Operations
For the Year Ended May 31, 2016

		2016
Revenue		
Merger & acquisition fees	$	8,174,483
Capital placement fees		67,054
Financial advisory fees		125,000
Reimbursed expenses		149,299
Total revenue		8,515,836
Operating expenses		
Employee compensation and benefits		6,033,010
Rent		133,900
Travel, meals & entertainment		291,660
Advertising		32,022
Insurance		13,488
Depreciation and amortization		35,804
Office expenses		154,600
Professional fees		359,409
License fess		129,721
Other operating expenses		150,190
Total operating expenses		7,333,804
Operating income		1,182,032
Other income (loss)		
Interest income		3,921
Other loss		(4,864)
Total other income (loss)		(943)
Net income	$	1,181,089

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statement of Members' Equity

For the Year Ended May 31, 2016

	Series A Preferred		Common		Retained	Total Members'
	Units	Amount	Units	Amount	Earnings	Equity
Balance, May 31, 2015	**-**	**$ -**	**678,250**	**$ 537,175**	**$ 1,959,357**	**$ 2,496,532**
Distributions to unit holders	-	-	-	-	(1,025,000)	(1,025,000)
Proceeds from exercise of warrants	-	-	7,500	75	-	75
Net income	-	-	-	-	1,181,089	1,181,089
Balance, May 31, 2016	**$ -**	**$ -**	**685,750**	**$ 537,250**	**$ 2,115,446**	**$ 2,652,696**

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statement of Cash Flows
For the Year Ended May 31, 2016

		2016
Cash flows from operating activities		
Net income (loss)	$	**1,181,089**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		**35,804**
Deferred rent adjustment		**(85,692)**
Changes in:		
Account receivable		**(108,440)**
Prepaid expenses and other assets		**17,123**
Accounts payable		**3,862**
Accrued expenses		**18,393**
Deferred revenue		**165,000**
Net cash provided by operating activities		**1,227,139**
Cash flows from investing activities		
Acquisition of property and equipment		**(14,562)**
Net cash used in investing activities		**(14,562)**
Cash flows from financing activities		
Proceeds from exercise of warrants		**75**
Distributions to unit holders		**(1,025,000)**
Net cash used in financing activities		**(1,024,925)**
Net change in cash and cash equivalents		**187,652**
Cash and cash equivalents, beginning of year		**2,716,747**
Cash and cash equivalents, end of year	$	**2,904,399**

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Polices

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period cannot be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time. For the year ended May 31, 2016, the Company had three clients who accounted for approximately 61% of revenues.

Revenue also includes reimbursements of travel and out-of-pocket expenses which is recognized when the underlying costs are incurred.

Deferred Rent

Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Cash and Cash Equivalents

Cash represents interest and non-interest bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts and Notes Receivable

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of May 31, 2016, management does not believe that an allowance for doubtful accounts is necessary.

The Company's notes receivable balance is comprised of notes the Company received as compensation for transaction fees and are recorded at the outstanding principal balance. An allowance for credit losses is recorded based on the Company's best estimate of the amount of probable credit losses on outstanding principal balances. The Company considers the need for an allowance based upon numerous factors including past transaction history with customers, their credit worthiness, and other available information (see Note 2).

Property, Furniture and Equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to expense as incurred. The cost of property sold or otherwise disposed of, and the accumulated depreciation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Advertising Expense

The Company expenses all advertising costs as incurred.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Note Receivable

During the year ended May 31, 2012, the Company received a M&A transaction fee which included a $400,000 note receivable to be paid in equal installments in conjunction with the transactions two escrow account release dates in April 2012 and October 2012. The note provided for no interest payments. The Company collected $200,000 on the note receivable in May 2012. As of May 31, 2016, the second escrow account had not been released and the balance of the note receivable was $200,000. No provision for losses was recorded related to the note.

3. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2016:

		2016
Office equipment	$	214,751
Furniture and fixtures		123,186
Leasehold improvements		31,432
		369,369
Less: Accumulated depreciation		(312,647)
	$	56,722

4. Deferred Rent and Rentals Under Operating Leases

In July 2010, the Company executed a nonrenewable lease agreement for office space with an effective date of October 15, 2010 and a 90-month term. The lease agreement provided for a tenant allowance, which the Company utilized to purchase $46,367 of leasehold improvements, $88,090 of furniture and fixtures, and $1,489 of office equipment. Additionally, the lease agreement provided for a free rental period commencing on October 15, 2010 through October 15, 2012. At such time, the Company began making lease payments, which escalate at 2.5% per annum through the expiration of the lease agreement in April 2018.

The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense under operating leases was $133,900 for the year ended May 31, 2016. The future minimum lease payments of non-cancelable operating leases is as follows:

For the year ending May 31,		Amount
2017	$	212,749
2018		190,677
2019		4,950
	$	408,376

5. Contingently Redeemable Series A Preferred Units and Common Stock Warrants

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units (Series A Preferred Units) at $25,000 per unit for gross proceeds of $3,000,000.

Redemption Feature

Subsequent to the fifth anniversary date of the initial issuance of the Series A Preferred Units, the holders may redeem the outstanding Series A Preferred Units at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. Prior to the fifth anniversary date of the issuance of the preferred units, the Company could redeem the Series A Preferred Units at its election at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. In February 2011, the Company redeemed 40 Series A Preferred Units at $25,000 per unit for $1,000,000. In August 2011, the Company redeemed 22.667 Series A Preferred Units at $25,000 per unit for $566,668. In October 2011, the Company redeemed 3 Series A Preferred Units at $25,000 per unit for $75,000. In March 2013, the Company redeemed 35.333 Series A Preferred Units at $25,000 per unit for $883,333. In August 2014, the Company redeemed the remaining 19 Series A Preferred units at $25,000 per unit for $475,000.

Dividends

Holders of the Series A Preferred Units were entitled to receive a preferred return of 8% per unit per annum. In August 2011, the Company amended its operating agreement to entitle unit holders a preferred return of 9% per unit per annum. The preferred return is payable in cash or in kind at the discretion of the Board of Members. Such dividends accrued whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment of dividends. For the year ended May 31, 2016, the Company did not declare or pay any dividends.

Warrants

The Company has issued common stock warrants (Warrants) to the holders that purchased the Series A Preferred Units from the Company. Each warrant entitles the holder to purchase 1,250 shares of common units from the Company for $0.01 per unit. As of May 31, 2014, there were a total of 120 Warrants issued and outstanding to purchase 150,000 common units; these Warrants are exercisable immediately and expire ten years after the issuance. There were no Warrants exercised during the year ended May 31, 2014. From February through May 2015, 114 Warrants were exercised to purchase 142,500 Common Units for a total exercise price of $1,425. On August 31, 2015, the remaining 6 Warrants were exercised to purchase 7,500 Common Units for a total exercise price of $75.

6. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon. The Company made contributions of $129,981 to the Plan for the year ended May 31, 2016.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2016, the ratio of aggregate indebtedness to net capital was 0.34 to one, and net capital was $2,169,395, which was $2,120,395 more than required.

Supplementary Information

VRA Partners, LLC

Supplementary Information
May 31, 2016

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Members' equity, May 31, 2016	$	2,652,696
Less non-allowable assets		(483,301)
Net capital	$	2,169,395
Minimum Net Capital Requirement - Greater of $5,000 of 6.67% of Aggregated Indebtedness of $735,004	$	49,000
Excess net capital	$	2,120,395

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Accounts payable and other liabilities	$	735,004
Total aggregate indebtedness	$	735,004
Ratio of aggregate indebtedness to net capital		0.34 to one

Statement Pursuant to Rule 17a-5
A reconciliation with Company's computation of net capital was not included as there are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.


Cherry Bekaert LLP

Report of Independent Registered Public Accounting Firm

To the Members of
VRA Partners, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) VRA Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Atlanta, Georgia
July 14, 2016

VRAPARTNERS℠
Investment Bankers

July 14, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2016

Dear Sir/Madame:

For the fiscal year ending May 31, 2016, VRA Partners, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of VRA Partners, LLC.

VRA Partners, LLC met the exemption provided above for the year ending May 31, 2016.

Sincerely,



Douglas J. McCartney
Chief Financial Officer
Managing Director

DJM/lvp

VRA Partners, LLC | 3630 Peachtree Road NE | Suite 1000 | Atlanta, GA 30326 | P 404.835.1000 | F 404.835.1001 | www.vrapartners.com

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required By Sec Rule 17a-5(E)(4)

To the Members of
VRA Partners, LLC
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2016, which were agreed to by VRA Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants as adopted by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Atlanta, Georgia
July 14, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067489 FINRA MAY 5/18/2007
VRA PARTNERS LLC
3630 PEACHTREE ROAD STE 1000
ATLANTA, GA 30326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 21,299

B. Less payment made with SIPC-6 filed (exclude interest) (4,308)

______
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,991

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,991

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VRA Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 7th day of July, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 2015 and ending May 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,519,758
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 8,519,758
2e. General Assessment @ .0025	$ 21,299 (to page 1, line 2.A.)